Exhibit 99.(h)(29)

Supplement to Mutual Fund Sales Agreement
For Serving Fee

WHEREAS, Raymond James & Associates, Inc. and Raymond James Financial Services, Inc. collectively known as (“Raymond James”) and Northern Lights Distributors, LLC, on behalf of the Tributary Funds, Inc. (“Fund”), have previously entered into a Selling Agreement dated January 12, 2014, as the same may have been amended (the “Agreement”); and

WHEREAS, Raymond James has entered into a relationship with Fund and is providing Fund various services listed below (“Services”) and Fund agrees to make payments to Raymond James for these Services, and

NOW, THEREFORE, Fund and Raymond James hereby supplement the Agreement as follows:

1.           Relationship.

a.            Raymond James shall provide the following services to or on behalf of the Fund which may include, but are not limited to any or all of the following:

i.           Responding to client inquiries;

ii.            Obtaining all required documentation from the client and forwarding to the Fund;

iii.              Producing statements on a monthly basis if there is activity in the client’s account or at least quarterly if there is no activity;

iv.            Producing confirmations of transactions occurring in the client’s account;

v.            Producing all required tax related statements to the client and to the Internal Revenue  Services;

vi.         Distributing all legally required documents such as proxies, prospectuses and annual reports.

b.                On behalf of Fund’s fund family, Fund hereby agrees to pay Raymond James at least $11.00 (Eleven Dollars Even) per networked position per year or $2.75 (Two Dollars and 75/100) per position per quarter, or an amount greater than $11.00 (Eleven Dollars Even) per position as previously agreed to by Fund and Raymond James.  Such payment shall be calculated at the end of each fiscal quarter (quarters to end December, March, June and September).

2.           Invoicing and Payment. Within 30 days after the end of each of the above quarters, Raymond James shall send a statement to Fund evidencing all active networked accounts and their positions. The statement shall be sent to the Fund at Tributary Funds Attn. Brittany Fahrenkrog 1620 Dodge Street, MS 1089 Omaha, NE 68197. Fund shall make payment quarterly in an-ears, made payable to Raymond James & Associates, Inc., within 30 days following receipt of the invoice. No other fees due to Raymond James & Associates, Inc. and/or any of its affiliates shall be combined on this invoice and payment. Raymond James & Associates, Inc. will credit the agreed amount to Raymond James Financial Services, Inc. In addition to the compensation set forth in this Supplement, the Fund may, as mutually agreed to between Fund and Raymond James, compensate Raymond James for certain expenses described in the current prospectuses and/or statements of additional information of the Fund and other payments as requested by Raymond James for services provided to the extent permitted under applicable law and the standards of any and all self-regulatory organizations of which Raymond James is a member.

3.           Disclosure. The fact and source of these payments shall be disclosed by Raymond James, both publicly and to its clients. Fund hereby represents, wan·ants and covenants that (a) the payment of compensation by it and its affiliates to broker-dealers under revenue sharing arrangements is, as of the date hereof, disclosed in each Fund prospectus in sufficient detail so as to enable Raymond James to receive such compensation under NASD Rule 2830(1)(4) and is in accordance with all applicable laws and rules (the “Compensation Disclosure”) and (b) the Fund shall provide Raymond James with a client copy of the Compensation Disclosure, prompt notice of any amendment to the Compensation Disclosure in any Fund prospectus (along with a marked copy of the such amendment), and, if the prospectus is not available on the Fund’s public or Raymond James accessible website, a copy of then-current prospectus for each Fund by the 1st day of October of each year in which this Agreement is in effect. Each party agrees that the compensation payable by Fund or its affiliates to Raymond James hereunder is not “special cash compensation” for purposes of NASD Rule 2830(1)(4).

4.            Arrangements with Other Firms. The patties acknowledge that Fund may enter into similar arrangements with other dealer firms and that such arrangements may be on the same or different terms as those contained in this Agreement.

5.            Incentives. Raymond James, Financial Advisors, Branch Managers and other associated persons will not be provided any additional compensation to promote the sales of one mutual fund group over another mutual fund group.

6.            Use of Name. Fund shall not use any name, logo, trade or service mark, or any other proprietary designations of Raymond James in advertising, marketing, or other materials without Raymond James’ prior written consent. Fund may not furnish to Raymond James sales force or clients any sales literature, marketing or other promotional information or materials without Raymond James’ prior written consent.

7.  Confidentiality, Each party acknowledges that it, its affiliates or its employees may, in the course of performing its responsibilities under the Agreement and this Supplement, receive information from the other party or may come into possession of information that the other party is required to protect under Title V of the Graham-Leach-Bliley Act of 1999 (“Privacy Act”) or other Confidential Information. For purposes of this paragraph, “Confidential Informatio11” shall mean information proprietary to a party and/or which a party is obligated to protect under the Privacy Act or which is reasonably designated in writing as such by a party’s personnel, which the other party receives or is provided access to in the course of the activities contemplated by the Agreement and this Supplement, including, without limitation, customer information, non public person information including “personally identifiable information” about clients or customers, price lists, pricing policies, plans, strategies, marketing, business, financial and operational information and other information which is proprietary to or confidential to the other party, its affiliates, customers or to third parties to whom the other party owes a duty of confidentiality. Each party shall hold such Confidential Information in strict confidence and shall not copy, reproduce, sell, assign, license, market, transfer or otherwise dispose of such Confidential Information to third parties or use such Confidential Information for any purposes whatsoever other than as contemplated in connection with the performance of its obligations under the Agreement and this Supplement and shall advise each of its employees who may be exposed to such Confidential Information of their obligations to keep such information confidential. Nothing contained herein shall prohibit a party from disclosing Confidential Information in order to comply with any law, rule, regulation 01·order, provided, however, that, if a party is required in its counsel’s opinion to disclose any such Confidential Information, then said party shall notify the party whose Confidential Information is to be disclosed in writing as soon as possible so that the other party may either seek an appropriate order or relief, or waive the provisions of this subsection. Notwithstanding the foregoing, Confidential Information shall not include information which is (i) in or becomes part of the public domain other than by disclosure by a party in violation of this Supplement, (ii) demonstrably known to the receiving party before its disclosure by the disclosing party (iii) independently developed or obtained by a party from sources that were not subject to any contractual or statutory requirement to maintain the confidentiality of such information,  or (iv) rightfully obtained by a party from third parties. The foregoing exclusions do not apply to personally identifiable information.

8.          Distribution of Sales Materials.   Fund agrees not to distribute any Sales Materials (other than copies of the then current prospectus) to any of Raymond James employees or sales offices unless the distribution of such material has been approved by Raymond James Mutual Fund Department.  In approving such materials for distribution within Raymond James offices or through Raymond James sales offices to customers, Raymond James & Associates, Inc. assumes no responsibility or liability for the representations or any omissions contained in any Sales Materials or for representations or any omissions contained in the prospectus or statement of additional information relating to the Fund.

9.          Amendment.  This Supplement may be amended by either patty with 45 days written notice to the other party,

10.   Conflicting Terms.  For the avoidance of doubt, the terms and conditions contained in this Supplement supersede those terms and conditions in the Agreement that conflict with the terms and conditions in this Supplement.  Otherwise, the terms and conditions of the Agreement remain in full force and effect.

11.    Termination.

a.            Termination of this Supplement 01·the Agreement will not affect the obligations of the parties arising from this Supplement or the Agreement prior to such termination, and specifically the Confidentiality provisions above shall survive the termination of this Supplement and the Agreement.

b.            Either of us may terminate the understanding outlined in this letter with 30 days written notice or immediate te1mination may occur if this Agreement or any duty imposed becomes legally prohibited by regulation. All sums due and owing up to the date of te1mination will still be payable.

Raymond James & Associates, Inc.		Tributary Funds, Inc.
By:	/s/ Tom Walrond	By:	/s/ Stephen R. Frantz
Name:	Tom Walrond	Name:	Stephen R. Frantz
Title:	COO	Title:	President
Date:	1/13/15	Date:	01/12/15

Raymond James & Associates, Inc.
By:	/s/ Scott Curtis
Name:	Scott Curtis
Title:	President
Date:	1/13/15